Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	May 5, 2011
NYSE: SVM

Silvercorp Metals Reports: Diamond Drilling Intercepts 69.5 Metres Grading 5 g/t Gold at the BYP Gold-Lead-Zinc Project, Hunan Province, China

VANCOUVER, British Columbia – May 5, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to report the gold assay results from the first eight underground drill holes at its newly acquired, 70% owned BYP Gold-Lead-Zinc Project in Hunan Prince, Central China. These are initial results from the Company’s planned 50,000 metre (m) surface and underground drill program which is intended to upgrade the current historical resources and expand the mineralization bodies along strike and down-dip.

Currently four underground drill rigs are operating from underground tunnels developed within the # 3 gold mineralization zone at the 252m elevation, about 100 m below surface. The underground drills are performing infill drilling at 25 to 50 m spacing intervals within the #3 gold zone, and will test the #1 gold zone and #XII lead-zinc-gold zone located approximately 100 m beneath the #3 zone. Once further defined by the infill drilling, the #3 Gold zone will be the focus of initial mining.

In addition to the underground drilling, three surface drill rigs are carrying out step-out drilling to expand the known zones and to explore for new zones.

As of the end of April, a total of 2,634 m of drilling, including one surface hole and 15 underground drill holes, was completed. Assay results from the first eight infill underground drill holes were received and are listed in Table 1. As all the eight underground drill holes were drilled from the tunnels within the #3 gold zone, they all intercepted gold mineralization and highlights of significant gold intercepts are as follows:

ZK16-107 intercepted 69.5 m of 5 grams per tonne (g/t) gold (Au), including 7.21 m of 10.68 g/t Au;

ZK1702 intercepted 24.58 m of 5.55 g/t Au, including 10.23 m of 7.34 g/t Au;

ZK1703 intercepted 33.15 m of 4.34 g/t Au, including 14.83 m of 7.19 g/t Au;

ZK17-101 intercepted 47.29 m of 4.50 g/t Au; and

ZK17-105 intercepted 46.67 m of 4.61 g/t Au, including 10.7 m of 9.46 g/t Au.

Table 1: Drill Hole Assay Results:

Drill Hole	Intersection		Interval ( m)	Au (g/t)
	from (m)	to (m)
ZK16-101	0.00	23.36	23.36	1.13
ZK16-104	0.00	12.42	12.42	1.24
ZK16-107 Including	0.00 4.03	69.50 11.24	69.50 7.21	5.00 10.68

ZK1701 Including	0.00 1.10	19.60 7.97	19.60 6.87	4.99 7.40
ZK1702 Including	0.00 0.00	24.58 10.23	24.58 10.23	5.55 7.34
ZK1703 Including	0.00 0.00	38.28 14.83	38.28 14.83	4.34 7.19
ZK17-101 Including	0.00 0.00	47.29 5.34	47.29 5.34	4.50 8.72
ZK17-105 Including	0.00 12.65	46.67 23.35	46.67 10.70	4.61 9.46

Drill hole collars and drill hole cross sections will be posted on the Company’s website www.silvercorpmetals.com

A geological report on the property was completed by the Chinese government geological team in 1992. Based on 36,151 m of diamond drilling in 105 holes, the report defined 5.44 million tonnes of gold mineral resources grading 2.76 g/t Au, containing 482,000 ounces of in situ gold, and 3.12 million tonnes of “higher grade” lead and zinc mineral resources grading 2.45% Pb and 5.26% Zn. A qualified person has not done sufficient work to classify the historical estimates as current mineral resources, and Silvercorp is not treating the historical estimates as current mineral resources and the historical estimate should not be relied upon.

Geologically, the project area is underlain by Devonian limestone, mudstone, and sandstone units that were intruded by Mesozoic granites within the prominent Central Hunan gold-tin-lead-zinc-antimony polymetallic belt. Gold mineralization up to 41m in true thickness as defined by surface drill holes occurs in the sandstone while lead and zinc mineralization zones up to 53m in true thickness are hosted in the limestones. Gold mineralization is mainly related to silisification, fine quartz veining, and disseminated pyrite developed along joints and fractures in fine grained sandstones. Lead and zinc is usually very fine-grained and is associated with silicification and pyrite in limestone. Gold, lead and zinc mineralization zones appears from surface to a depth of about 350m based on the deepest drill holes.

Mill Upgrade and Other Updates on the BYP Project

Silvercorp has completed modification of the existing 400 t/d floatation mill by adding a cone crusher expanding the mill’s capacity to 500 t/d. The mill is in the process of tuning up by processing some lower grade gold ores recovered from underground tunneling. Initial mining, which is expected to commence by the end of May, will focus on some of the higher grade sections within the #3 Gold zone. The BYP mine is expected to produce and mill 130,000 tonnes of ore at a grade of 7 g/t gold in the current fiscal year.

The Company has also contracted a qualified Chinese engineering firm to design an expansion of mining and milling capacity at the BYP to 2,000 t/d (1,000 t/d gold mineralization and 1,000 t/d lead-zinc mineralization) by fiscal 2014.

Quality Control

The Company maintains a quality control program to ensure best practices in sampling and analysis of the samples. Drill cores are NQ in size and drill core samples were taken from sawn half core for every 2.0 metres or limited by apparent wall rock and mineralization contact or faults. The samples were shipped directly in security sealed bags to ALS Chemex Laboratory in Guangzhou, Guangdong Province, China (Certification ISO 17025) for assay.

The ALS Chemex Lab in Guangzhou uses a standard fire assay fusion-AAS finish procedure to analyze lower grade samples from 0.005 to 10 g/t Au, and fire assay fusion-electronic analytical balance method to analyze high grade samples from 0.05 to 1000 g/t Au.

Myles Gao, P. Geo, Silvercorp’s president, is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp, Henan Province, China. Silvercorp is currently building the GC silver-lead-zinc project in Guangdong Province as its second China production base, and is developing the third production foothold in China at the recently acquired BYP gold-lead-zinc project in Hunan Province. In Canada, Silvercorp is working to apply for a Small Mine Permit for the high grade Silvertip silver-lead-zinc project in northern British Columbia, which will provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.